UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-36187

EVOGENE LTD.

 (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot

7638517, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On September 30, 2026 Evogene Ltd., or Evogene, issued a press release announcing the receipt of a letter from the Nasdaq Stock Market LLC, regarding the grant of additional 180-day period, through March 29, 2027, to regain minimum bid price compliance. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (SEC File No. 333-277565 and 333-294650) and Form S-8 (SEC File Nos. 333-193788, 333-201443, 333-203856, 333-259215, 333-286197 and 333-294648) of Evogene, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2026	EVOGENE LTD. (Registrant) By: /s/ Ofer Haviv —————————————— Ofer Haviv Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Evogene Reports Nasdaq Grants Additional 180-Day Period to Regain Minimum Bid Price Compliance